08028453

STATES
CHANGE COMMISSION
D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28,2010
Estimated average burden	
Hours per response	12.00

SEC Mail Processing
Section

FEB 29 2008

Washington, DC
112

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-52493

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2007 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bulltick, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Paseo De Los Tamarindos 400, T
(No. and Street)

Mexico — — 05120
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Catalina Cadavid (305) 533-1541
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gravier & Associates, LLP
(Name - *if individual, state last, first, middle name*)

201 Alhambra Circle, Ste. 901 (Address) Coral Gables (City) Florida (State) 33134 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

PROCESSED
MAR 24 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Catalina Cadavid, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bulltick, LLC, as of December 31, 2007 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

(Signature)

Yailing Collazo
Commission #DD629313
Expires: MAR. 31, 2011
www.AaronNotary.com

Chief Compliance Officer
(Title)

(Notary Public)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

BULLTICK, LLC

REPORT PURSUANT TO RULE 17a-5 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
AND REGULATION 1.16 UNDER THE
COMMODITY EXCHANGE ACT

DECEMBER 31, 2007

CONTENTS

GRAVIER
&
Associates
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

To the Sole Member of
Bulltick, LLC
Miami, Florida

We have audited the accompanying statement of financial condition of Bulltick, LLC (the Company) as of December 31, 2007, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act of 1934 (CEAct). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bulltick, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934 and regulations under the CEAct. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gravier & Associates, LLP

Certified Public Accountants

Coral Gables, Florida
February 26, 2008

201 Alhambra Circle, Suite 901, Coral Gables, FL 33134 • Tel: 305.446.3022 • Fax: 305.446.6319
WWW.GNACPA.COM

BULLTICK, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

CASH	$	197,639
SECURITIES OWNED, AT MARKET (NOTE 4)		2,680,172
RECEIVABLE FROM CLEARING BROKERS (NOTE 4)		8,013,309
RECEIVABLE FROM FOREIGN BROKERS (NOTE 4)		93,357
DEPOSITS AT CLEARING BROKERS (NOTE 4)		256,585
COMMISSIONS AND FEES RECEIVABLE, NON-ALLOWABLE (NOTE 4)		961,687
DUE FROM RELATED PARTIES (NOTE 6)		3,015,286
INVESTMENT IN AFFILIATED FUND (NOTE 6)		7,776,191
OTHER ASSETS		448,034
	$	23,442,260

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Securities sold, but not yet purchased, at market (Note 4)	$	872,887
Accounts payable and accrued liabilities		2,969,116
Due to related parties (Note 3)		1,526,208
Total liabilities		5,368,211
LEASE COMMITMENT (NOTE 5)		
MEMBER'S EQUITY		18,074,049
	$	23,442,260

See accompanying notes.

BULLTICK, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2007

REVENUES		
Commissions	$	24,751,823
Net gains from trading activity		11,390,950
Investment banking income		3,261,247
Short sale rebates		2,886,398
Income from investment in affiliated fund (Note 6)		729,549
Interest income		309,894
Mutual fund revenues		291,738
Other income (Note 6)		412,801
Total revenues		44,034,400
EXPENSES		
Management fees (Note 3)		17,892,595
Placement and consulting fees		5,987,885
ADR conversion and sponsor fees		5,112,305
Clearing, execution and order related fees		4,225,052
Interest expense (Note 4)		2,285,789
Quotation and trading system costs		1,846,947
Foreign taxes withheld		450,847
Professional fees		339,101
Other general and administrative expenses		239,875
Total expenses		38,380,396
NET INCOME	$	5,654,004

See accompanying notes.

BULLTICK, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2007

MEMBER'S EQUITY AS OF DECEMBER 31, 2006	$	3,420,045
CONTRIBUTIONS		9,000,000
NET INCOME		5,654,004
MEMBER'S EQUITY AS OF DECEMBER 31, 2007	**$**	**18,074,049**

See accompanying notes.

BULLTICK, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	5,654,004
Adjustments to reconcile net income to net cash used in operating activities:		
Income from investment in affiliated fund	(	729,549)
Change in unrealized loss on open futures contracts		444,830
Changes in operating assets and liabilities:		
Securities owned, at market		2,113,533
Receivable from clearing brokers	(	6,969,996)
Receivable from foreign brokers	(	60,569)
Deposits at clearing brokers	(	35,394)
Commissions and fees receivable, non-allowable	(	499,228)
Other assets	(	366,407)
Securities sold, but not yet purchased, at market		97,127
Payable to clearing brokers	(	1,181,681)
Accounts payable and accrued liabilities	(	56,987)
Due to related parties		1,526,208
Total adjustments	(	5,718,113)
Net cash used in operating activities	(	64,109)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Investment in affiliated fund	(	7,046,642)
Advances to affiliates, net	(	3,015,286)
Net cash used in investing activities	(	10,061,928)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions		9,000,000
Net cash provided by financing activities		9,000,000
NET DECREASE IN CASH	(	1,126,037)
CASH - BEGINNING		1,323,676
CASH - ENDING	$	197,639

Supplemental Disclosures of Cash Flow Information:

Interest paid	$	2,285,789
Income taxes paid	$	-

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Bulltick, LLC, a Delaware limited liability company (the Company), is a registered broker-dealer with the Company's sole member being a Scottish limited partnership (Parent), which has elected to be treated as a partnership in the United States. The Company's membership in the Financial Industry Regulatory Authority (formerly the NASD) became effective on September 18, 2000, but it did not commence brokerage operations until January 2001. The Company is also a member of the National Futures Association ("NFA"), effective June 4, 2003. The Company was granted membership on the NASDAQ Stock Market effective March 9, 2006. The broker-dealer acts in an agency capacity for its customers located primarily within Latin America and Europe, assisting customers with conversions of United States listed ADR's (American Depository Receipts) with the corresponding locally traded equities, and charging commissions. The Company also trades ADRs and foreign debt securities for its own accounts, primarily on a riskless principal basis and also earns placement fees for assisting in raising money for various entities. The Company's trading operations are in Miami, Florida, Mexico City, Mexico, Sao Paulo, Brazil and Buenos Aires, Argentina. The Company also has an office in New York City.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

Securities transactions, along with related commission income, trading gains or losses, clearing, execution and order related charges and other transaction costs, are reported on a trade date basis. Securities owned or sold, but not yet purchased are valued at market. Securities for which quotations are not readily available are valued at fair market value as determined by the Company's management. The resulting difference between cost and market for all securities is included in operating results.

Cash Concentration

The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits as well as financial institutions outside the United States of America.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is not subject to income taxes as it is a disregarded entity for income tax purposes as a single member limited liability company, whose operations are reflected in the tax return of the Company's Parent.

Derivative Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally futures, are based on quoted market prices.

Derivatives used for economic hedging purposes include futures. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of operations as trading revenues. The Company does not apply hedge accounting as defined in FASB Statement No. 133 (the "Statement"), "Accounting for Derivative Instruments and Hedging Activities", as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial instruments (See Note 4).

Advertising

Advertising costs are expensed as incurred. Advertising amounted to approximately $133,000 for the year ended December 31, 2007, of which, approximately $114,000 is included as a component of management fees (Note 3) and approximately $19,000 is included in other general and administrative expenses in the accompanying statement of operations.

NOTE 2. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2007, the Company's "Net Capital" was $4,242,326, which exceeded requirements by $3,942,638, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 1.06 to 1.

NOTE 3. MANAGEMENT AGREEMENTS

The Company has management agreements with entities in Miami, Florida, Mexico City, Mexico, Sao Paulo, Brazil and Buenos Aires, Argentina all related by virtue of common ownership. The Company receives management and administrative services, including use of its office facilities in Miami, Mexico, Brazil and Argentina as well as staffing, in consideration of management fees. For the year ended December 31, 2007, the Company incurred $17,892,595 of management fees to these entities, which are comprised of the following:

Salaries and related costs	$ 12,045,969
Travel and entertainment	1,180,067
Foreign taxes and tariffs	992,152
Other services	946,761
Rent (Note 5)	946,571
Office expenses	807,343
Professional services	455,749
Communication and information technology	403,767
Advertising and promotion	114,216
	$ 17,892,595

At December 31, 2007, $1,526,208 of these management fees are due to the affiliates. See additional related party transaction disclosures in Note 6.

NOTE 4. RISK CONCENTRATIONS

Clearing and Depository Concentration

The clearing and depository operations for the majority of the Company's securities transactions are provided by Pershing, LLC, whose principal office is in New Jersey. In addition, the Company has clearing and depository activity with other firms, including, Peregrine Financial Group, RJ O'Brien and Rosenthal Collins Group, whose principal offices are located in Chicago, Illinois. At December 31, 2007, the receivable from clearing brokers included in the accompanying statement of financial condition is due from these brokers, including approximately $7,826,000 due from Pershing, LLC. Deposits at clearing brokers are also held by these brokers.

The Company also has clearing and depository agreements with foreign institutions - Itau Bank whose principal office is located in Sao Paulo, Brazil and Monex Casa de Bolsa, whose principal office is located in Mexico City, Mexico. Receivables from these institutions at December 31, 2007 total $93,357 as indicated in the accompanying statement of financial condition.

Commissions and fees receivable, non-allowable, include fees receivable from initial public offerings in Brazil in which the Company participated as co-manager, and other unsecured commissions receivable from other broker-dealers in the United States.

Receivables from clearing brokers and foreign brokers represent cash balances held at these brokers as well as amounts owed the Company for unsettled securities transactions. Interest expense related to debit balance with brokers totaled $2,285,789 for the year ended December 31, 2007.

Securities Owned

The Company's security holdings are subject to credit risks inherent in the issuing countries.

The securities owned, at market, at December 31, 2007, were held in custody in the following countries:

Country	Fixed Income Securities	Equity and Other Securities	Total Securities
Brazil	$ 504,027	$ 4,898	$ 508,925
Mexico	-	533,842	533,842
United States	562,153	1,075,252	1,637,405
	$ 1,066,180	$ 1,613,992	$ 2,680,172

Securities Owned (continued)

The securities owned, at market, at December 31, 2007, consisted of issues from the following countries:

Country	Fixed Income Securities	Equity and Other Securities	Total Securities
Argentina	$ 817	$ 3	$ 820
Brazil	1,064,363	998,386	2,062,749
Mexico	-	615,603	615,603
United States	1,000	-	1,000
	$ 1,066,180	$ 1,613,992	$ 2,680,172

Securities Sold, But Not Yet Purchased

Securities sold but not yet purchased, at market, aggregate $872,887 at December 31, 2007 and consists of fixed income and equity securities. Subsequent market fluctuations may require the Company to purchase these securities at prices which exceed the carrying value in the accompanying statement of financial condition. The short-sale liability is collateralized by a portion of the receivable from clearing brokers.

Futures Trading Risks

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures and are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

Futures provide for the delayed delivery of the underlying instrument. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. There was no open trade equity in futures positions at December 31, 2007.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 4. RISK CONCENTRATIONS (Continued)

Other Risk Concentrations (continued)

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company through its clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company may execute customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the policy to review, as necessary, the credit standing of each counterparty.

NOTE 5. LEASE COMMITMENT

The Company is obligated under a non-cancelable operating lease for its office facilities in New York expiring in 2012.

The approximate future minimum rentals under this lease for the years subsequent to December 31, 2007 are as follows:

2008	$ 235,000
2009	240,000
2010	245,000
2011	251,000
2012	42,000
	$ 1,013,000

NOTE 5. LEASE COMMITMENT (Continued)

Rent expense amounted to approximately $966,000 for the year ended December 31, 2007, of which approximately $947,000 is included as a component of management fees (Note 3) as well as approximately $19,000 of rent paid directly, which is included in other general and administrative expenses in the accompanying statement of operations.

NOTE 6. RELATED PARTY TRANSACTIONS

Investment in Affiliated Fund

In May 2007, the Company invested approximately $7,047,000 in the Quantek Frontier Fund, L.P. (the "Fund"). This entity is a United States domiciled limited partnership feeder fund of the Quantek Frontier Master Fund SPC, Ltd. - Quantek Frontier Segregated Portfolio A ("Master Fund"), domiciled in the British Virgin Islands. The Company owns participating, non-voting interests in these Funds, which account for all of their assets and liabilities at fair value, and the Company's potential loss is limited to the investment's carrying value. At December 31, 2007, the net assets of the Master Fund, consisting primarily of highly liquid marketable securities and cash, approximate $31 million. The Master Fund had a return, net of management and performance fees of approximately $2.9 million. Additionally, the Master Fund has elected to be treated as a partnership for United States income tax purposes, so the allocable share of the Funds' taxable income is to be born by its United States investors. These entities are managed by an entity affiliated to the Company by common ownership. For the year ended December 31, 2007, this investment earned approximately $730,000. This investment may be redeemed in part or its entirety with 60 days written notice, subject to a gate provision which can be enacted by the Fund's management, unless the management of the Fund waives this redemption notice provision. Effective February 1, 2008, the Company redeemed $3,000,000 of its investment in this affiliated fund.

Management Fees Earned

For the year ended December 31, 2007, the Company charged management fees of approximately $393,000 to other entities related to the Company by virtue of common ownership, and this amount is included in other income in the accompanying statement of operations. This amount remains receivable at year-end and is included in due from related parties in the accompanying statement of financial condition, along with approximately $2,622,000 of other monies advanced to various affiliates also related to the Company by virtue of common ownership. These receivables are not secured and due on demand.

SUPPLEMENTARY INFORMATION

BULLTICK, LLC

COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2007

CREDITS		
Member's Equity	$	18,074,049
DEBITS		
Securities owned, non-allowable		1,042,766
Receivable from foreign brokers		93,357
Commissions and fees receivable, non-allowable		961,687
Due from related parties		3,015,286
Investment in affiliated fund		7,776,191
Other assets		448,034
Total debits		13,337,321
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS		4,736,728
HAIRCUTS ON SECURITY POSITIONS		494,402
NET CAPITAL		4,242,326
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $100,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $4,495,324		299,688
EXCESS NET CAPITAL	$	3,942,638
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.06 to 1

SCHEDULE OF AGGREGATE INDEBTEDNESS

Accounts payable and accrued liabilities	$	2,969,116
Due to related parties		1,526,208
Total aggregate indebtedness	$	4,495,324

There are no material differences between the audited amounts presented above and the net capital as reported by the Company in its Form X-17A-5, Part IIA filing.

See Independent Auditors' Report.

BULLTICK, LLC
STATEMENT ON EXEMPTION FROM THE COMPUTATION OF
RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2007

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computation of reserve requirements and the information relating to the possession or control requirements.

See Independent Auditors' Report.

GRAVIER
&
Associates
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3 and CFTC Regulation 1.16

To the Sole Member of
Bulltick, LLC
Miami, Florida

In planning and performing our audit of the financial statements of Bulltick, LLC (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

In addition, as required by Regulation 1.16 under the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we consider relevant to the objectives stated in Regulation 1.16, in making the periodic computation of minimum financial requirements pursuant to Regulation 1.17.

201 Alhambra Circle, Suite 901, Coral Gables, FL 33134 • Tel: 305.446.3022 • Fax: 305.446.6319
WWW.GNACPA.COM

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraph of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the CEAct, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of management, the SEC, the CFTC, the FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Graver & Associates, LLP

Certified Public Accountants

Coral Gables, Florida
February 26, 2008

END